Exhibit 99.82

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST PHOSPHATE CORP.

FOR THE YEARS ENDED FEBRUARY 28, 2026 AND 2025

This management’s discussion and analysis (“MD&A”) covers the financial statements of First Phosphate Corp. (the “Company” or “First Phosphate”) for the year ended February 28, 2026 and for the comparable year ended February 28, 2025. This MD&A should be read in conjunction with the annual financial statements and notes thereto for the years ended February 28, 2026 and February 28, 2025 (the “Financial Statements”). The MD&A should also be read in conjunction with “Forward-Looking Statements” below. The information contained in this MD&A is current to June 29, 2026 and has been approved by the Company’s board of directors (the “Board”).

Results are reported in Canadian dollars, unless otherwise noted. The Company’s financial statements and the financial information contained in the MD&A are prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the IFRS Interpretations Committee.

The Company’s certifying officers are responsible for ensuring that the Financial Statements and MD&A do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made. The Company’s officers certify that, based on their knowledge and having exercised reasonable diligence, the Financial Statements and MD&A fairly present in all material respects, the financial condition, result of operations and cash flows, of the Company as of the date hereof.

The Board approved the Financial Statements and MD&A and ensures that the Company’s officers have discharged their financial responsibilities. The Board’s review is accomplished principally through the Audit Committee, which reviews and approves all financial reports prior to filing.

Additional information related to the Company is available on SEDAR+ at www.sedar.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company was incorporated in British Columbia on September 18, 2006. On June 29, 2022 the Company filed articles of amendment with the Province of British Columbia changing its name from First Potash Corp. to First Phosphate Corp. The address of the Company’s corporate office and registered and records office is 1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7.

First Phosphate is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security. First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities. Since May 2022 the Company has been in the business of acquiring, exploring and developing igneous anorthosite rock mineral properties in the Saguenay-Lac-St-Jean Region of Quebec. The Company currently holds a number of royalty free Exclusive Exploration Rights, or EER, in the region of Saguenay-Lac-St-Jean. Within these holdings, the Company has two primary properties for the purpose of exploration and future development being the Bégin-Lamarche property (the “Bégin-Lamarche Property") and the Lac à l’Orignal property (the “Lac à l’Orignal Property"), as well as a series of staked claims within 250km of the Port of Saguenay (collectively, the “Properties").

The Company’s mining exploration properties are located in Quebec, a North American electrification industry hub. The properties are strategically located in proximity to the Chicoutimi – Jonquiere population centre, Quebec’s 5th largest population centre, with a skilled industrial workforce. The Saguenay-Bagotville Airport is within approximately 77 kms from the Bégin-Lamarche Property, with daily flights to Montreal. The Company has road access to the deep-sea Port of Saguenay for international shipment of its concentrates as well as the ability to build industrial facilities at the Port of Saguenay. Clean Quebec Hydro is present in the vicinity of many of the Company’s mining claims as well as at the Port of Saguenay. The Company’s flagship Bégin-Lamarche Property as well as the Lac à l’Orignal Property are located on four-season, heavy haul gavel roads connected to a paved provincial highway and to the Port of Saguenay.

In addition to its core extraction development activities, the Company is simultaneously identifying and evaluating downstream phosphate processing opportunities. Specifically, the Company is currently working towards the development of a 190,000 tonne per annum phosphoric acid plant (the “Phosphoric Acid Plant") and a 10,000 tonne per annum iron phosphate CAM plant ("First Saguenay"), and together with the Phosphoric Acid Plant, the “Proposed Downstream Facilities"). The Proposed Downstream Facilities are in the planning and development stages.

Industry Developments

The global LFP battery market size was USD 19.07 billion in 2024 and is projected to USD 124.42 billion by 2032 at a compound annual growth rate of 25.6%. Fortune Business Insights™ has mentioned these insights in its research report, titled, “Lithium Iron Phosphate Battery Market Size, Share & Industry Analysis, 2024-2032.”

Changes in Mineral Properties and Claims

Bégin - Lamarche Property:

The Company’s primary exploration property is found at Bégin-Lamarche which is 75 km driving distance from the deep-sea Port of Saguenay.

On October 31, 2024, the Company filed on SEDAR+ a report (the “MRE”) dated effective September 9, 2024 entitled “Technical Report and Initial Mineral Resources Estimate of the Bégin-Lamarche Phosphate Property, Saguenay-Lac Saint-Jean Region, Northern Quebec” as prepared by Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn- Noranda, J0Z 1Y2. Preliminary Metallurgical Testwork on the property was performed by the Quebec division of SGS Canada Inc (“SGS”).

On January 17, 2025, the Company filed on SEDAR+, its Preliminary Economic Assessment (“PEA”) on the Bégin-Lamarche Property dated December 4, 2024 (the “Bégin-Lamarche PEA”). The Bégin- Lamarche PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate. The Bégin-Lamarche PEA was prepared by P&E Mining Consultants Inc. and meets the requirements as defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101"). This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves. Subsequently, an updated mineral resource estimate, with an effective date of May 1, 2026, was carried out by Mr. Antoine Yassa, P.Geo., of P&E Mining Consultants Inc., who is an Independent Qualified Person within the meaning of Canadian Securities Administrators’ NI 43-101 as announced on May 26, 2026.

Upon analysis of these exploration activities, the Board will make a decision as to whether to proceed to a formal feasibility study which could have a targeted completion date of Q4 2026 / Q1 2027.

Expenditures for the 12-month period ended February 28, 2026 (the “2026 Fiscal Year") on the Bégin-Lamarche property amounted to $17,109,718, which were related primarily to drilling activities necessary to obtain the required bulk sample for the metallurgical studies that will be required for the potential feasibility study.

Lac à l’Orignal Property:

The Company’s secondary exploration property is the Lac à l’Orignal Property which is based on a technical report dated November 17, 2022 and entitled “Technical Report and Initial Mineral Resource Estimate of the Lac à l’Orignal Phosphate Property, Saguenay-Lac-Saint-Jean Region, Northern Quebec” as prepared by Antoine Yassa, P. Geo, registered geologist of 3602 Rang des Cavaliers, Rouyn- Noranda, J0Z 1Y2. Preliminary Metallurgical Testwork on the property was performed by the Quebec division of SGS and published on March 20, 2023. As well, a Mineralogical Study by Queen’s University was published on March 14, 2023. The Company announced a completed PEA on this property on July 26, 2023.

On September 11, 2023, the Company filed on SEDAR+, its Preliminary Economic Assessment on the Lac à l’Orignal property (the “Lac à l’Orignal PEA”) dated July 23, 2023. The Lac à l’Orignal PEA provides a viable case for developing the property by open pit mining for the primary production of a phosphate concentrate and secondary recovery of magnetite and ilmenite concentrates.

The Lac à l’Orignal PEA was prepared by P&E Mining Consultants Inc. and meets the requirements as defined in NI 43-101. This PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be classified as Mineral Reserves. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

Expenditures for the 2026 Fiscal Year on the Lac à l’Orignal Property were $nil.

All mineral areas have not generated revenue thus far. The Company is in the late exploration and PEA phase at the Bégin-Lamarche Property and Lac à l’Orignal Property. The Company continues to determine the commercial feasibility of its Properties.

There is no guarantee that the Company will be successful in obtaining any or all of the requisite consents, permits or approvals, regulatory or otherwise, or financing for the properties to be placed into production. See “Risk Factors”.

Secondary Processing Facilities

On September 9, 2024, the Company announced its intention to build First Saguenay in Saguenay (La Baie), Quebec, Canada. Iron phosphate is a key pre-cursor used in the production of CAM for LFP batteries. First Saguenay would serve as a key and complimentary part of the Company’s planned downstream processing facilities and full vertical integration plans from phosphate mine to creation of LFP CAM. First Saguenay intends to work synergistically in the transformation and value-added processing of the feedstock from the Company’s proposed mining operations which are located approximately 80 km and 120 km from the Company’s two major phosphate properties in the region.

The Company has completed a non-NI 43-101 compliant feasibility study with Ultion Technologies Inc., a US-based company that is a pioneer in the LFP battery industry, to determine the infrastructure required to support the permit applications as well as the lease facility retrofitting requirements.

Regarding the commencement of operations at First Saguenay, the Company is waiting for clarity on the impact of the North American trade-tariff situation before assessing its final deployment timelines and rollout plans. The proposed building owner has pledged maximum flexibility in terms of lease uptake. The Company has also located various secondary plant development locations in the United States should the North American trade-tariff situation require production facilities in multiple countries. The First Saguenay initiative is conditional upon First Phosphate arranging the financing necessary to carry-out the proposed activities. The Company is considering various options for financing and structuring First Saguenay including non-dilutive options.

In addition, on December 2, 2024, the Company announced that it had concluded licensing and engineering agreements for the proposed Phosphoric Acid Plant. The internal, non-NI 43-101 compliant, pre-feasibility and capex study for the facility was completed by engineering firm Ballestra S.pA. On July 17, 2025, the Company entered into a land option agreement (the “Option Agreement”) with the Saguenay Port Authority (the “Port”) under which the Port granted the Company an exclusive option to enter into a definitive long term industrial lease for two parcels of land owned by the Port within the Saguenay Industrial and Port Zone (the “Phase 1 Site” and the “Phase 2 Site”). The option is intended to secure the land required for the Company’s planned purified phosphoric acid plant. This agreement is subject to various financial and development milestones prior to anticipated facility construction beginning in 2028.

The commencement of the industrial operations proposed by the Company are subject to a number of conditions, including permitting and financing which the Company continues to work towards diligently. See “Risk Factors”.

Changes in Share Capital

a)	In May to July 2025, the Company issued 20,781,822 flow-through shares at a price of $0.35 per share, for gross proceeds of $7,273,638, and 2,674,889 units, at a price of $0.35 per unit, for gross proceeds of $936,212. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $2,400 in cash finders’ fees, and issued 1,366,150 compensation shares and 1,344,437 compensation warrants, with the compensation warrants exercisable at $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause.

b)	On September 4, 2025, the Company issued 2,658,780 common shares upon the exercise of restricted share units (“RSUs”) for services received from its directors, management and staff. The fair value of the RSUs on the grant date was computed as $771,046 and was reclassified upon exercise from contributed surplus to capital stock.

c)	In August to September 2025, the Company issued 13,297,400 flow-through shares at a price of $0.50 per share, for gross proceeds of $6,648,700, and 9,785,000 units, at a price of $0.50 per unit, for gross proceeds of $4,892,500. Each unit was comprised of one common share and one-half of one common share purchase warrant with each whole warrant exercisable for one common share at a price of $0.50 until December 31, 2025, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $96,800 in cash finders’ fees, issued 713,040 compensation shares, and 914,640 compensation warrants, with the compensation warrants exercisable at $0.50 per common share until December 31, 2025, subject to an accelerated expiry clause.

d)	In November to December 2025, the Company issued 8,009,333 flow-through shares at a price of $0.90 per share, for gross proceeds of $7,208,400, and 2,674,531 units, at a price of $0.90 per unit, for gross proceeds of $2,407,078. Each unit was comprised of one common share and one common share purchase warrant with each whole warrant exercisable for one common share at a price of $1.25 until April 30, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company paid $37,500 in cash share issuance costs, issued 344,030 compensation shares, and 344,030 compensation warrants, with the compensation warrants exercisable at $1.25 per common share until April 30, 2026, subject to an accelerated expiry clause.

e)	On December 31, 2025, the Company issued 240,132 shares to the Pekuakamiulnuatsh Takuhikan First Nation pursuant to the collaboration agreement entered into between the Company and the Pekuakamiulnuatsh Takuhikan First Nation dated April 9, 2024. These shares were recorded at $1.05 per share for an aggregate fair value of $252,139.

f)	The Company had previously entered into a $2.1 million line of credit agreement between the Company and certain Company directors on December 29, 2023. The Company did not access any funds under the line of credit prior to its expiry on December 31, 2025. Accordingly, 2,625,000 unvested warrants granted to the directors in connection with the line of credit agreement expired.

g)	On January 5, 2026, the Company issued 1,303,000 common shares upon the exercise of RSUs of directors, management and staff of the Company. The fair value of the RSUs on the grant date was computed as $925,130 and was reclassified upon exercise from contributed surplus to capital stock.

h)	On February 20, 2026, the Company issued 781,395 common shares upon the exercise of RSUs granted to one of its directors in exchange for the cancellation of 1,200,000 stock options. The fair value of the RSUs on the grant date, together with the reserve value of the cancelled options, totaled $269,497 and was reclassified upon exercise from contributed surplus to capital stock.

i)	On February 28, 2026, the Company issued 1,850,400 common shares upon the exercise of RSUs of its directors, management and staff. The fair value of the RSUs on the grant date was computed as $888,192 and was reclassified upon exercise from contributed surplus to capital stock.

j)	The Company issued 3,750,000 common shares on the exercise of 3,750,000 options, for gross proceeds of $1,120,000.

k)	The Company issued 17,021,559 common shares on the exercise of 17,021,559 warrants, for total proceeds of $8,516,406.

Other Events

March 1, 2025: The Company granted 2,658,580 RSUs to directors, officers and consultants. The RSUs vested on August 31, 2025 and were exercised on September 4, 2025.

April 15, 2025: The Company highlighted its strategic role in driving the onshoring of American manufacturing by supplying the domestic LFP battery materials essential to factory automation and robotics. The Company has been actively building a North American LFP ecosystem, vertically integrated from mine to battery-grade material, to ensure supply chain security, transparency, and sovereignty.

April 22, 2025: The Company applauded dialogue on the development of Quebec’s clean, igneous phosphate reserves during the Canadian Federal Election Debate held on April 17, 2025 in Montreal, Quebec.

April 30, 2025: The Company announced that it had voluntarily filed a Form 15F with the United States Securities and Exchange Commission for the purpose of terminating the registration of its common shares and its reporting obligations under the Securities Exchange Act of 1934. The Company’s reporting obligations terminated 90 days after filing of the Form 15F.

August 12, 2025: The Company’s common shares graduated to trading on the OTCQX Best Market (“OTCQX”) under the ticker symbol of FRSPF.

September 1, 2025: The Company granted 1,850,400 RSUs to its directors, officers and consultants. The RSUs vested on February 28, 2026.

October 31, 2025: The Company’s common shares were listed for trading on the Tradegate Exchange (“Tradegate”) in Germany (TDG: KD0).

November 24, 2025: Directors, officers and consultants of the Company were granted 4,700,000 options. The options vest as follows: i) 25% are to vest on May 24, 2026; (ii) 25% are to vest on November 24, 2026; (iii) 25% are to vest on May 24, 2027; and (iv) the remaining options are to vest on November 24, 2027. The options expire on December 29, 2028.

November 24, 2025: The Company granted 1,303,000 RSUs to directors, officers, consultants and employees as bonuses. The RSUs vested on January 1, 2026 and were exercised on January 5, 2026.

December 31, 2025: 1,856,837 warrants with an exercise price of $0.50 expired unexercised.

January 5, 2026: The Company entered into an amendment to its existing, long-term phosphate concentrate offtake agreement in the form of letter of intent (the “LOI”) with an existing partner. Under the amendment, the customer agreed to pre-pay EUR 450,000 to the Company. If no positive production decision is made within the LOI term or a negative decision occurs, this amount is refundable with 6% per annum interest.

February 25, 2026: The Company launched a sponsored Level I American Depositary Receipt (“ADR”) program, with ADRs trading on the OTCQX Market in the United States under the symbol FPHOY.

Subsequent Events

March 1, 2026: The Company granted 1,975,000 RSUs to directors, management, and consultants. The RSUs vest as follows: (i) 987,500 on August 31, 2026; and (ii) 987,500 on February 28, 2027.

March 4, 2026: The Company finalized an agreement for a $16.7 million non-repayable contribution from the Government of Canada through Natural Resources Canada (“NRCan”) Global Partnerships Initiative (the “NRCan Grant") to support technical and engineering studies to validate the production of phosphate concentrate.

March 11, 2026: The Company issued 300,000 common shares on the exercise of options, for total proceeds of $120,000.

March 31, 2026: An officer of the Company was granted 300,000 options, each exercisable for one common share at a price of $0.98. 25% of the options vest every 6 months for two years following the date of grant. The options expire on December 29, 2028.

April 2026: The Company issued 2,448,939 common shares on the exercise of 2,448,939 warrants, for total proceeds of $3,061,175. In the same month, 2,169,911 warrants with an exercise price of $1.25 expired unexercised.

June 12, 2026: The Company issued 6,277,570 flow-through shares at a price of $2.00 per share, for gross proceeds of $12,555,140, and 1,432,750 units, at a price of $2.00 per unit, for gross proceeds of $2,865,500. Each unit was comprised of one common share and one common share purchase warrant with each whole warrant exercisable for one common share at a price of $2.50 until December 31, 2026, subject to an accelerated expiry clause. In connection with the issuances, the Company issued 322,920 compensation shares, and 401,360 compensation warrants, with the compensation warrants exercisable at $2.50 per common share until December 31, 2026, subject to an accelerated expiry clause.

June 17, 2026: The Company formalized international investment and offtake agreements under the Critical Minerals Resilience and Production Alliance at the 52nd G7 Summit in Évian, France and received letters of interest from export credit agencies, financial institutions and industrial partners.

RESULTS OF OPERATIONS

For the three months ended February 28, 2026

The following analysis of the Company’s operating results for the three months ended February 28, 2026 includes a comparison against the three months ended February 28, 2025.

Revenue:

The Company has no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy expenses (recovery) for the three months ended February 28, 2026 were $9,636,910 compared to $(3,831) for the three months ended February 28, 2025. The expenses related to its latest drill program at the Bégin-Lamarche Property. During the period, the Company recognized tax credits related to resources for $1,443,281 (2025 - $126,461) due from the Government of Quebec for the qualified exploration expenditures incurred in Quebec, and $369,580 (2025 - $nil) recoverable expenses related to the NRCan Grant. During the period, the Company was awarded an additional government grant of $2,500 to support an economic impact study, from Promotion Saguenay. As at February 28, 2026, the grant has been recognized as a reduction of the related expenses.

Professional fees for the three months ended February 28, 2026 were $341,813 compared to $170,200 for the three months ended February 28, 2025. The professional fees are comprised of the following:

	For the three months ended February 28, 2026 $	For the three months ended February 28, 2025 $
Legal fees	30,064	12,600
Accounting fees	98,350	59,600
Research analysts	26,149	—
Capital markets consultants	60,000	—
Consulting fee expense	47,250	23,000
Audit fee	80,000	75,000
	341,813	170,200

The increase in legal and accounting fees is due to the increase in the level of activities that requires engaging the services of the respective professionals. The increase in other professional fees is due to the increase in the level of market research activities during the period.

Business development expenses for the three months ended February 28, 2026 were $1,028,734 compared to $212,693 for the three months ended February 28, 2025. The increase in business development expense is due to the IR budget and the increase in the level of marketing activities during the period.

Research and development for the three months ended February 28, 2026 were $998,342 compared to $453,484 for the three months ended February 29, 2025. The expense is related to engineering costs and feasibility studies during the period.

General administrative expenses for the three months ended February 28, 2026 were $646,458 compared to $29,746 for the three months ended February 28, 2025. The increase in general administrative expense is due to the increase in the level of travel activities, IT, and office expenses during the period.

Regulatory filing fees for the three months ended February 28, 2026 were $60,410 compared to $34,082 for the three months ended February 28, 2025. The costs are reflective of various filings for the Company given its listing on the CSE and OTCQX.

Share based compensation for the three months ended February 28, 2026 were $1,800,787 compared to $820,842 for the three months ended February 28, 2025. Share based compensation was recorded for the issuance of stock options and RSUs to directors, officers and consultants of the Company. The increase in share based compensation expense is due to the increase in the level of activity during the period.

Gain on amortization of flow through liability for the three months ended February 28, 2026 was $414,798 compared to $155,711 for the three months ended February 28, 2025. The increase is reflective of the increase in the expenditures incurred on eligible exploration and evaluation activities during the period. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Fair value gain (loss) on investments for the three months ended February 28, 2026 was $nil compared to $25,666 for the three months ended February 28, 2025.

Part XII.6 tax and penalties for the three months ended February 28, 2026 were $22,045 compared to $49,565 for the three months ended February 28, 2025. This tax related to FT shares.

Interest income for the three months ended February 28, 2026 were $222,139 compared to $18,387 for the three months ended February 28, 2025. This interest relates to bank deposits.

Loss for the period

The net loss for the three months ended February 28, 2026 was $13,910,544 as compared to $1,589,214 for the three months ended February 28, 2025. This represents an increase in net loss of $12,321,330 and is due to the items discussed above.

For the year ended February 28, 2026

The following analysis of the Company’s operating results for the year ended February 28, 2026 includes a comparison against the year ended February 28, 2025.

Revenue:

The Company has no active business operations that generate revenue.

Expenses:

Mining exploration and metallurgy expense for the year ended February 28, 2026 were $16,206,984 compared to $3,939,800 for the year ended February 28, 2025. These expenses were related mainly to its latest drill program at the Bégin-Lamarche Property. For the year, the Company recognized tax credits related to resources for $1,792,479 (2025 - $1,790,214) due from the Government of Quebec for the qualified exploration expenditures incurred in Quebec, and $369,580 (2025 - $nil) recoverable expenses related to the NRCan grant. During the year, the Company was awarded an additional government grant of $2,500 to support an economic impact study, from Promotion Saguenay. As at February 28, 2026, the grant has been recognized as a reduction of the related expenses.

Professional fees for the year ended February 28, 2026 were $783,397 compared to $547,328 for the year ended February 28, 2025. The professional fees comprise the following:

	For the year ended February 28, 2026 $	For the year ended February 28, 2025 $
Legal fees	144,266	104,785
Accounting fees	210,750	277,293
Audit fee	85,976	98,283
Research analysts	47,999	—
Capital Markets consultants	122,500	—
Consulting fees	171,906	66,967
	783,397	547,328

The increase in legal fees is due to the increase in the level of activities that require engaging the services of the respective professionals. The decrease in audit fees is relative to the cost of the annual audit. On an annual basis, accounting fees decreased year-over-year, reflecting a lower overall volume of non-audit professional services compared to the prior year. The increase in other professional fees is due to the increase in the level of market research and capital markets activities during the period.

Business development expenses for the year ended February 28, 2026 were $1,891,485 compared to $677,042 for the year ended February 28, 2025. The increase in business development expense is due to the IR budget and the increase in the level of marketing activities during the period.

Research and development for the year ended February 28, 2026 were $998,342 compared to $471,270 for the year ended February 29, 2025. The expense is related to engineering costs and feasibility studies during the period.

Directors’ Fees for the year ended February 28, 2026 were $nil compared to $10,000 for the year ended February 28, 2025. Director fees are primarily paid via the issuance of RSUs and are presented as share based compensation.

General administrative expenses for the year ended February 28, 2026 were $1,208,325 compared to $234,686 for the year ended February 28, 2025. The increase in general administrative expense is due to the increase in the level of travel activities, IT, and office expenses during the period.

Regulatory filing fees for the year ended February 28, 2026 were $183,649 compared to $161,112 for the year ended February 28, 2025.

Share based compensation for the year ended February 28, 2026 were $3,318,721 compared to $2,496,911 for the year ended February 28, 2025. Share based compensation was recorded for the issuance of stock options and RSUs to directors, officers and consultants of the Company.

Gain on amortization of flow through liability for the year ended February 28, 2026 was $1,258,391 compared to $1,177,421 for the year ended February 28, 2025. The increase is reflective of the increase in the expenditures incurred on eligible exploration and evaluation activities during the period. Amortization of the flow through liability is based on the proportion of the flow through funds spent on eligible exploration and evaluation expenses.

Fair value gain (loss) on investments for the year ended February 28, 2026 was $nil compared to $25,666 for the year ended February 28, 2025.

Part XII.6 tax and penalties for the year ended February 28, 2026 were $22,045 compared to $49,565 for the year ended February 28, 2025. This tax related to FT shares.

Interest income for the year ended February 28, 2026 were $256,504 compared to $136,788 for the year ended February 28, 2025. This interest relates to bank deposits and GICs.

Loss for the period

The net loss for the year ended February 28, 2026 was $23,442,719 as compared to $7,627,414 for the year ended February 28, 2025. This represents a increase in net loss of $15,815,305 and is due to the items discussed above.

SELECTED ANNUAL INFORMATION

The financial information presented below for the current and comparative periods was derived from the financial statements prepared in accordance with IFRS.

	Year ended February 28, 2026 $	Year ended February 28, 2025 $	Year ended February 29, 2024 $
Net loss and comprehensive loss	(23,442,719)	(7,627,414)	(8,292,468)
Total assets	28,655,110	7,452,772	12,995,758
Non-current financial liabilities	786,664	—	—
Basic and diluted loss per common share	(0.21)	(0.10)	(0.15)

SUMMARY OF QUARTERLY RESULTS

The following quarterly financial data is derived from the financial statements of the Company as at and for the years ended on the dates indicated below. The information should be read in conjunction with the Company’s condensed interim financial statements and the accompanying notes thereto.

	Feb 28/26 $	Nov 30/25 $	Aug 31/25 $	May 31/25 $
Total assets	28,655,110	25,126,133	14,682,668	8,735,500
Working capital	21,667,947	20,100,795	10,655,163	4,404,131
Shareholders’ equity	24,763,117	23,890,844	14,418,439	8,167,351
Net loss	(13,910,544)	(5,777,828)	(2,006,009)	(1,748,338)
Loss per share	(0.08)	(0.04)	(0.02)	(0.02)

	Feb 28/25 $	Nov 30/24 $	Aug 31/24 $	May 31/24 $
Total assets	7,452,772	5,501,795	6,591,030	6,895,055
Working capital	2,631,423	976,476	2,030,075	1,628,755
Shareholders’ equity	6,391,331	5,065,493	6,238,147	5,953,075
Net loss	(1,539,649)	(1,681,986)	(170,997)	(4,185,217)
Loss per share	(0.02)	(0.02)	(0.00)	(0.06)

LIQUIDITY AND CAPITAL RESOURCES

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company currently does not generate revenue. It has incurred losses and negative cash flows from operations since inception. To maintain or adjust the capital structure, the Company may attempt to issue new shares. The Company intends to raise capital by future financings and non-dilutive options. There is no guarantee that additional financing or non-dilutive options will be available or that it will be available on terms acceptable to management of the Company. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing. If the Company is not successful in raising sufficient capital, the Company may have to curtail or otherwise limit its operations. See “Risk Factors” of this MD&A.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

Management reviews the capital structure on a regular basis to ensure that the above objectives are met. There have been no changes to the Company’s approach to capital management during the year ended February 28, 2026. The Company is not subject to externally imposed capital requirements.

As of February 28, 2026, the Company had $20,190,457 in cash and cash equivalents, $40,000 in restricted cash, $3,032,671 of short-term government receivables and $3,709,193 in financial liabilities. Subsequent to the year, the company successfully raised $15,420,640 in a private placement through equity issuance (See subsequent events for more details). As of the date of this MD&A, the Company had cash and near term cash receivables of $30,626,846. This is comprised of $28,390,916 of cash, $40,000 of restricted cash and $2,235,930 of short-term government receivables.

Use of Proceeds Assuming No Additional Financing

As of the date of this MD&A, the Company intends to use its financial resources for the advancement of the objectives and milestones outlined below over the next 12 months.

Category	Expense
Exploration & Metallurgical Activities	$7,317,306
Professional Fees (Audit, Accounting, Legal)	$411,000
Public Company Costs	$202,900
Business Development, Public Relations, Conferences	$2,000,000
General and Administration Expenses	$2,256,000
Engineering, Feasibility, Permitting	$9,538,688
Total	$21,725,894

The above noted allocation represents the Company’s intentions with respect to its use of available funds based on current knowledge, planning and expectations of management of the Company. Although the Company intends to expend the proceeds as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary and may vary materially from that set forth above, as the amounts actually allocated and spent will depend on a number of factors, including the Company’s ability to execute on its business plan and financing objectives.

Certain directors and management receive compensation primarily in securities-based consideration to assist the Company with maintaining sufficient cash flow. By adhering to the planned operating budget as set forth in the table above, the Company projects that it has the financial resources to maintain operations beyond mid 2027. The Company intends to raise capital by future financings and non-dilutive options. There is no guarantee that additional financing or non-dilutive options will be available or that it will be available on terms acceptable to management of the Company.

The Company has incurred negative operating cash flow since inception. The Company expects to use the net proceeds from the sale of securities in pursuit of objectives set out in this MD&A. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of securities and/or its existing working capital to fund such negative cash flow. See “Risk Factors”.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CAPITAL STOCK

The authorized capital stock of the Company is an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As at February 28, 2026, the Company had 177,199,011 common shares outstanding with share capital of $72,806,008 and as at February 28, 2025, the Company had 89,947,551 common shares outstanding with share capital of $30,657,018. As at the date of this MD&A, the Company has 187,981,190 common shares outstanding. There are no preferred shares issued or outstanding.

Omnibus Equity Incentive Plan

On July 26, 2023, the Omnibus Equity Incentive Plan (the “Omnibus Plan") was approved and adopted by the Board, which was implemented on August 25, 2023. The Omnibus Plan provides the Company with the flexibility to grant diverse equity awards as part of its objective to attract, retain and motivate highly qualified directors, officers, employees and consultants, all granted under one plan and which allows such awards to be subject to the same administration and overall limits. The Omnibus Plan was approved by disinterested shareholders at the Company’s annual and special meeting of shareholders held on August 25, 2023. The Omnibus Plan was subsequently amended and restated on July 24, 2024 to address housekeeping matters, and drafting errors including: (i) to amend the definition of “Eligible Directors” to clarify the eligibility of directors to be granted RSUs under the Omnibus Plan; (ii) to clarify that any common shares subject to an “Award” under the Omnibus Plan that are not purchased or are forfeited, cancelled, expire unexercised, are settled in cash, or are used or withheld to satisfy tax withholding obligations of a “Participant” shall again be available for Awards under the Omnibus Plan; and (iii) to amend the vesting provisions under the Omnibus Plan to permit RSU vesting periods of less than one year.

The Omnibus Plan is a “rolling” share-based compensation plan pursuant to which the aggregate number of common shares reserved for issue under the Omnibus Plan may not exceed twenty percent (20%) of the common shares issued and outstanding at the time of option or RSU grant. The Company had no RSUs issued and outstanding at the time of disinterested shareholder approval for the Omnibus Plan. As at February 28, 2026, the Company had 7,650,000 common shares reserved for issuance pursuant to options grants and nil common shares pursuant to RSU grants. In aggregate, the Company had 7,650,000 common shares reserved for issuance pursuant to options and RSUs granted and outstanding, representing 4.14% of the common shares outstanding on a partially diluted basis.

As of the date of this MD&A, the Company is authorized to issue up to 27,971,238 options or RSUs.

Restricted Share Units

The following details the changes in outstanding RSUs for the year ended February 28, 2026:

Number of RSUs
Outstanding, February 29, 2024	3,074,298
Granted during the year	4,343,000
Vested and exercised during the year	(7,170,796)
Cancelled during the year	(246,502)
Outstanding, February 28, 2025	—
Granted during the year	6,593,575
Vested and exercised during the year	(6,593,575)
Cancelled during the year	—
Outstanding, February 28, 2026	—

As of February 28, 2026, there were no RSUs outstanding.

For the year ended February 28, 2026, the Company recorded $2,617,606 of share-based compensation related to the vesting of RSUs (February 28, 2025 - $1,856,100).

As at the date of this MD&A, the Company has 1,975,000 RSUs outstanding.

Options

The following details the changes in outstanding options for the year ended February 28, 2026:

	Number of Options	Weighted Average Exercise Price $
Outstanding, February 29, 2024	9,893,000	0.37
Issued during the year	400,000	0.40
Forfeited during the year	(1,768,000)	0.37
Expired during the year	(25,000)	0.70
Outstanding, February 28, 2025	8,500,000	0.37
Issued during the year	4,700,000	0.90
Exercised during the year	(3,750,000)	0.30
Cancelled during the year	(1,200,000)	0.30
Expired during the year	(600,000)	0.65
Outstanding, February 28, 2026	7,650,000	0.72

The following is a summary of options outstanding and exercisable as of February 28, 2026:

Expiry date	Number of options outstanding	Number of options exercisable	Exercise price $	Life remaining
September 1, 2026	250,000	250,000	0.70	0.51
December 29, 2026	200,000	200,000	0.40	0.83
April 16, 2027	250,000	187,50	0.40	1.13
July 10, 2027	150,000	112,500	0.40	1.36
December 29, 2028	6,800,000	2,100,000	0.40	2.84
	7,650,000	2,850,000

For the year ended February 28, 2026, the Company recorded $701,115 of share-based compensation related to the vesting of options (2025 - $640,811). The fair value of options was determined based on the Black-Scholes pricing model, with the following inputs:

Weighted Averages	2026	2025
Share price	$0.71	$0.25
Dividend yield	0.00	0.00
Exercise price	$0.90	$0.40
Risk-free interest rate	2.54%	3.96%
Expected volatility	107%	100%
Expected expiration	3.10	3.03

As at the date of this MD&A, the Company has 7,650,000 options outstanding and of which 4,087,500 options are exercisable.

Warrants

The following details the changes in outstanding warrants for the year ended February 28, 2026:

	Number of warrants	Weighted Average Exercise Price $
Outstanding, February 29, 2024	16,962,927	0.54
Issued during the year	357,377	0.50
Cancelled during the year	(80,640)	0.25
Outstanding, February 28, 2025	17,239,664	0.53
Issued during the year	11,507,582	0.46
Cancelled during the year	(4,481,837)	0.44
Exercised during the year	(17,021,559)	0.50
Outstanding, February 28, 2026	7,243,850	0.94

The following is a summary of warrants outstanding as at February 28, 2026:

Expiry date	Number of warrants outstanding	Number of warrants exercisable	Exercise price $	Weighted average life remaining
April 30, 2026	4,618,850	4,618,850	1.25	0.17
December 30, 2028	2,625,000	2,625,000	0.40	2.84
	7,243,850	7,243,850

As at the date of this MD&A, the Company has 4,459,110 warrants outstanding.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board and corporate officers. They are listed below:

Related party	Relationship
John Passalacqua	Chief Executive Officer (“CEO”) and Director
Laurence W. Zeifman	Chairman and Independent Director
Bennett Kurtz	Chief Administrative Officer (“CAO”), Chief Financial Officer (“CFO”), Corporate Secretary, and Director
Peter Nicholson	Independent Director

Remuneration attributed to key management personnel can be summarized as follows:

	For the year ended
	February 28, 2026 $	February 28, 2025 $
Share based compensation	1,785,728	1,395,921
Share issuance costs	25,000	—
Directors’ fees	—	10,000
Financing expenses	332,578	399,095
	2,143,306	1,805,016

There are no amounts owed to related parties as of February 28, 2026.

Director and Management Services Agreements

The Company has director, management service or employment agreements with each of its directors and officers. Under each agreement, the consultant is issued a fixed amount of RSU’s, a combination of cash and RSUs, an hourly rate or salary.

For the year ended February 28, 2026, ExpoWorld Ltd. (with John Passalaqua as principal) received $853,820 (February 28, 2025 - $587,991) in share based compensation comprised of options and RSUs. Mr. Passalaqua is the CEO and a director, and serves as a member of the Audit Committee.

For the year ended February 28, 2026, POF Capital Corp. (with Bennett Kurtz as principal) received $351,095 in fees comprised of $25,000 share issuance costs (February 28, 2025 - $nil) and $326,095 (February 28, 2025 - $352,970) share based compensation comprised of options and RSUs. Mr. Kurtz is a director, and serves as the CAO, CFO, Corporate Secretary of the Company.

For the year ended February 28, 2026, Z Six Financial Corporation (with Laurence W. Zeifman and his spouse as the shareholders) received $317,360 in share based compensation (February 28, 2025 - $293,206) comprised of options and RSUs. Mr. Zeifman serves as Chairman, independent director, Chair of the Audit Committee and as a member of the Compensation Committee of the Company.

For the year ended February 28, 2026, Peter Nicholson and WPCD Inc. received $288,453 share based compensation (February 28, 2025 - $110,250) comprised of options and RSUs. Mr. Nicholson serves as independent director, Chair of the Compensation Committee and as a member of the Audit Committee of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash and investments at FVTPL and restricted cash and accounts payable at amortized cost. The carrying values of these instruments approximate their fair values due to their short term to maturity.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table sets forth the Company’s financial assets measured at fair value by levels within the fair value hierarchy:

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash and cash equivalents
As of February 28, 2026	20,190,457	—	—	20,190,457
As of February 28, 2025	1,873,550	—	—	1,873,550
Long-term investments
As of February 28, 2026	—	—	169,960	169,960
As of February 28, 2025	—	—	168,174	168,174

The investments in Level 3 include the investment in privately held companies that are not quoted on an exchange. Management believes that the price of the shares in the investee’s most recent private placement approximates the fair value.

The Company is exposed in varying degrees to a variety of financial instrument related risks:

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to a significant credit risk as its maximum exposure relates to cash and restricted cash totaling $20,230,457. The Company mitigates the credit risk of cash by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company as at February 28, 2026, has $20,190,457 in cash and cash equivalents and $40,000 in restricted cash and $3,709,193 in financial liabilities, consist of $2,883,651 in accounts payable and accrued liabilities, $99,329 in lease liabilities, and $726,213 in bridge loans, which represents the Company’s maximum exposure to liquidity risk.

The following table summarizes the Company’s financial liabilities as at February 28, 2026:

Financial liabilities	Due ≤ 1 year $	Due 1–5 years $	Total carrying amount $
Accounts payable and accrued liabilities	2,883,651	—	2,883,651
Lease liabilities (note 12)	38,878	60,451	99,329
Bridge loan (note 14)	—	726,213	726,213
Total	2,922,529	786,664	3,709,193

The above table presents undiscounted contractual cash flows; totals therefore exceed carrying amounts by the related future interest. The bridge loan is repayable in cash, together with simple interest at 6% per annum, only if the Company does not proceed to positive production Decision. As of February 28, 2026, the Company has sufficient working capital to satisfy its financial liabilities.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices. The Company is not exposed to material market risk.

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a change in the interest rate is low, as the Company has no investments or liabilities with variable interest rates.

b)	Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows of the Company’s financial instruments will fluctuate as a result of changes in foreign exchange rates. As of February 28, 2026, a portion of the Company’s financial assets, comprising long-term investments, are held in Great British Pound (“GBP”). A 1% change in the exchange rate would result in a change of net loss or gain by $1,700. In addition, a portion of the Company’s financial liabilities, comprising bridge loans, are held in Euro (“EUR”). 1% change in the exchange rate would result in a change of net loss or gain by $7,263. The impact of fluctuations in foreign exchange rates is not significant and, accordingly, a sensitivity analysis has not been provided.

c)	Price risk

Price risk is related to equity and commodity price risks. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. As the Company holds no significant equity or commodity related investments or assets, the Company has minimal exposure to price risk.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer (the “Certifying Officers”), on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting (“ICFR”) is a process designed under the supervision of the Certifying Officers, and effected by the Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with IFRS.

The Certifying Officers are responsible for establishing and maintaining the Company’s DC&P and ICFR.

As at February 28, 2026, the Certifying Officers evaluated, or caused to be evaluated under their supervision, the design and operating effectiveness of the Company’s DC&P. Based on that evaluation, the Certifying Officers concluded that, as at February 28, 2026, the Company’s DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to them and was recorded, processed, summarized and reported within the time periods specified under applicable securities legislation.

The Certifying Officers also evaluated, or caused to be evaluated under their supervision, the design and operating effectiveness of the Company’s ICFR as at February 28, 2026, using the [Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”)] as the control framework. Based on that evaluation, the Certifying Officers concluded that, as at February 28, 2026, the Company’s ICFR was designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Financial Statements in accordance with IFRS.

There were no changes in the Company’s ICFR during the year ended February 28, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

It should be noted that a control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud or error, if any, have been or will be detected. These inherent limitations include, among other things, the possibility that judgments in decision-making can be faulty and that breakdowns can occur because of human error.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements and information within the meaning of applicable securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook of the Company. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “continue”, “intend”, “aim”, “plan”, “budget”, “goal”, “estimate”, “forecast”, “foresee”, “close to”, “target”, “potential” or negative versions thereof and similar expressions, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward looking statements are based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate in the circumstances. Any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking statements. Statements containing forward-looking statements are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances and are subject to change. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on such statements.

The forward-looking statements in this MD&A include among other things, statements relating to: statements about the Company’s use of available funds, business prospects, future trends, plans, and strategies, including future plans at the Properties; building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America; the entering into of definitive offtake and financing agreements, and any related transactions, and the structure, terms and conditions of the definitive agreements any related transactions; the design, build, operation and maintenance of the Proposed Downstream Facilities; and the receipt of regulatory and third party approvals.

In making the forward-looking statements in this MD&A, the Company has made several assumptions, including, but not limited to, assumptions concerning: the accuracy of geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis and metallurgical testing that are involved in the calculation of mineral reserves and mineral resources; that engineering and construction timetables and capital costs for the Company’s development and expansion projects are correctly estimated not affected by unforeseen circumstances; that the Company is able to obtain financing for its proposed operations on reasonable terms; that there is no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; there being no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s ability to complete its exploration and development programs consistent with its expectations; commodity price expectations including assumptions for P205; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations.

Actual results may differ materially from those expressed or implied in the forward-looking statements contained in this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. Factors which could cause results or events to differ from current expectations are those set-out in the “Risk Factors” section below and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. If any of these risks or uncertainties materialize, or if the opinions, estimates, or assumptions underlying the forward-looking statements prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking statements. When relying on forward-looking statements to make decisions with respect to the Company, carefully consider these risk factors and other uncertainties and potential events. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those factors are described in the Company’s other filings with Canadian and United States securities authorities, all of which are available on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other risk factors not presently known to the Company or that it does not presently believe are material that could also cause actual results or future events to differ materially from those expressed in such forward looking statements. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements, which speak only as of the date made. The forward-looking statements contained in this MD&A represent the Company’s expectations as of the date of this MD&A (or as the date they are otherwise stated to be made) and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statement, except as required by law.

RISK FACTORS

The risks and uncertainties described in this MD&A are those the Company currently believes to be material, but they are not the only ones it faces. If any of the following risks, or any other risks and uncertainties that the Company has not yet identified or that it currently considers not to be material, actually occur or become material risks, the Company’s business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could be materially and adversely affected.

A. RISKS RELATING TO THE COMPANY’S STAGE OF DEVELOPMENT

Risks Relating to Limited Operating History

The Company has a limited operating history and no operating revenues. There is no assurance that any property or business that the Company may hold, acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. The Company faces a high risk of business failure.

Potential investors should be aware of the difficulties normally encountered by mineral exploration, development and processing companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, complications and delays encountered in connection with the exploration, development and processing operations it is undertaking or may undertake in the future and may result in unexpected expenses and delays that exceed estimated budgets and timelines.

The Company has no history upon which to base any assumption as to the likelihood that its business will prove successful, and the Company can provide no assurance that it will generate any operating revenues or ever achieve profitable operations. If the Company is unsuccessful in addressing these risks, its business could fail.

Risks Relating to the Company’s Size and Resources

Compared to other mineral exploration, development and processing companies, the Company is small, has limited resources and must limit its operations and expansion plans. The Company operates in an industry dominated by many larger companies that have substantial amounts of capital and management expertise. The Company does not have the human resources or financial resources to compete with senior mineral exploration, development and processing companies, which can spend more time and money on activities within the Company’s business plan and have better odds of success. The Company may not have sufficient financial resources or management expertise to effectively implement its business plan which means that investors could lose a portion or all of any funds they invest in the Company.

Risks Relating to Negative Cash Flow and Dependence on Additional Financing

Substantial capital expenditures are required to establish mineral resources through drilling, to extract those resources, to develop processing facilities, and to implement the infrastructure necessary to support the Company’s proposed operations. The Company currently has negative cash flow from operating activities and no operating revenues. The Company’s future cash flow will be directly related to revenues generated from its proposed extraction and processing activities, the commencement of which is subject to a number of risks and uncertainties described elsewhere in this AIF. The Company’s current and proposed operations are subject to all of the business risks associated with new enterprises, including likely fluctuations in operating results as the Company makes significant investments in exploration and development, and the construction and operation of processing facilities.

The Company’s ongoing activities are dependent on its ability to obtain additional financing through the issuance of equity or otherwise. Because the Company proposes to conduct both mineral extraction and processing operations, its aggregate capital requirements are greater than those of a single-activity mining company. Although the Company anticipates achieving positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, it will need to deplete existing sources of capital or raise additional funds to cover such shortfall. The failure to raise necessary capital could result in the loss of one or more of the Company’s properties or assets.

There can be no assurance that the Company will be able to continue to secure additional financing in the future on terms that are acceptable to the Company, or at all. This gives rise to a material uncertainty that may cast substantial doubt upon the Company’s ability to continue as a going concern, which would adversely affect its ability to realize its assets and discharge its liabilities in the normal course of business.

B. RISKS RELATING TO MINERAL EXPLORATION AND DEVELOPMENT

Risks Relating to Mineral Exploration and Development

The Company’s mineral exploration and development activities are highly speculative in nature and involve a high degree of risk. Few properties that are explored are ultimately developed into producing mines, and there can be no assurance that the expenditures made by the Company in the exploration and development of its mineral properties will result in the discovery of commercial quantities of phosphate or other minerals. If the Company’s exploration and development activities do not reveal mineralization of sufficient quantity or quality to support commercial development, the Company may determine it necessary to delay or abandon the development of one or more of its mineral properties.

Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at the Company’s mineral properties. Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit such as size, grade and proximity to infrastructure; commodity prices, which are highly cyclical and unpredictable; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, and the combination of these factors may result in the Company not receiving an adequate return on invested capital.

In addition, there is uncertainty and risk associated with operating parameters and costs resulting from the scaling up of extraction and processing methods tested in pilot or small-scale conditions to full commercial operations under on-site conditions or in production-scale operations. There can be no assurance that extraction methods that demonstrate promising results at the pilot stage will perform as anticipated when scaled to commercial production, and any material divergence between pilot-stage and commercial-scale results could have a material adverse effect on the Company’s operations and financial condition.

Risks Relating to Mineral Resource and Reserve Estimates

Although the mineral resource disclosures made by the Company have been carefully prepared by independent qualified persons, mineral resource and reserve estimates are estimates only, and no assurance can be given that any identified mineral resource will ever qualify as a commercially mineable or viable ore body that can be legally and economically exploited. The grade of mineralization ultimately mined may differ from that indicated by drilling results, and such differences could be material. Material changes in resource or reserve estimates, grades, dilution estimates or recovery rates may affect the economic viability of the Company’s projects and could have a material adverse effect on the Company’s business and financial condition.

Future production, if any, could differ materially from mineral resource and reserve estimates because, among other reasons:

●	mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

●	calculation errors could be made in estimating mineral resources and mineral reserves;

●	increases in operating mining costs and processing costs could adversely affect mineral resources and mineral reserves;

●	the grade of mineral resources and mineral reserves may vary significantly from time to time and there is no assurance that any particular level of recovery will be achieved; and

●	declines in the market price of phosphate or related products may render the mining of some or all of the mineral reserves uneconomic.

Estimated mineral resources and reserves may require downward revisions based on changes in commodity prices, further exploration or development activity, increased production costs or actual production experience. Any reduction in estimated mineral resources and reserves could require material write-downs in the carrying value of the affected mineral property and increased amortization, reclamation and closure charges, which could have a material adverse effect on the Company’s earnings, results of operations and financial condition.

Risks Relating to Title

Title to mining claims may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its current properties, there is no guarantee such title will not be challenged or impaired. Third parties may have valid or invalid claims underlying portions of its interests, including prior unregistered liens, agreements, transfers or claims, including formal indigenous land claims and informal Indigenous land claims accompanied by disruptive activity, and title may be affected by, among other things, undetected defects. As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to its current properties or any future properties in which it may acquire an interest. An impairment to or defect in its title to its properties could have a material adverse effect on its business, financial condition or results of operations.

Risks Related to Indigenous Title and Land Claims

Various international and domestic laws, codes, court decisions, resolutions, conventions, guidelines, and other materials (collectively, the “Instruments") relate to the rights of Indigenous peoples, including the First Nations and Métis of Canada. The Company operates in some areas presently or previously inhabited or used by Indigenous peoples including areas in Canada over which Indigenous peoples have established or asserted Aboriginal treaty rights, Aboriginal title, or Aboriginal rights. Many of these rights or titles impose obligations on governments and private parties as they relate to the rights of Indigenous people concerning resource development. Some mandate that government consult with, and if required, accommodate Indigenous people for government actions which may affect Indigenous people, including actions to approve or grant mining rights or exploration, development or production permits.

The obligations of government and private parties under the Instruments pertaining to Indigenous people continue to evolve and be defined. In certain circumstances, Indigenous communities are entitled to be consulted prior to, and during, resource development. The consultation and accommodation process and expectations of parties (government, Indigenous communities and industry proponents) involved can vary considerably from project to project, within stages of the project life and among Indigenous communities. There can be overlapping or inconsistent Indigenous or treaty claims respecting a project. These can contribute to process uncertainty, increased costs, delay in receiving required approvals, and potentially, an inability to secure the required approvals for a project, each of which could have a material adverse effect on the Company’s business, operations, results of operations, financial condition and future prospects. In addition, the federal government has implemented the United Nations Declaration on the Rights of Indigenous Peoples (“UNDRIP”) and some provinces and territories are considering, or have introduced, similar legislation. The application of UNDRIP and its interpretation by Canadian courts adds additional uncertainty as to the nature and extent of Aboriginal rights or title and may also include new processes and additional consultation requirements for project development and operations, which may increase costs, increase approval timelines and impose development and operational obligations or restrictions.

The Company’s operations are subject to the risk that one or more groups of Indigenous people may oppose the operations or development of any of its properties or on properties in which it holds a direct or indirect interest, or on which it conducts or proposes to conduct business, even where the Company has entered into agreements with applicable Indigenous and non-Indigenous authorities. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by Indigenous people to the Company’s operations may require modification of or preclude development of its projects or may require the Company to enter into agreements with Indigenous people with respect to such projects. Such agreements or restrictions on operations may have a material adverse effect on the Company’s business, financial condition and results of operations. Even where such agreements have been entered into, there can be no certainty that there will not be disagreements between the Company and groups or sub-groups of Indigenous persons which may result in project delays or have other material adverse effects on the Company.

Infrastructure Risks

Exploration, development, mining and processing activities depend on adequate infrastructure. Reliable roads, power sources, port access, rail access, bridges, and water supply are important elements of infrastructure which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay the Company’s operations and ability to sell its products. If adequate infrastructure is not available in a timely manner, there can be no assurance that the Company’s operations will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, civil unrest, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect the Company’s operations. Failure to adequately meet these infrastructure requirements or changes in the cost of such requirements could affect the Company’s ability to carry out its operations and could have a material adverse effect on its business, financial condition, results of operations, cash flows or prospects.

C. RISKS RELATING TO MINING AND PROCESSING OPERATIONS

Risks Relating to Mining and Processing Operations

The Company’s proposed mineral extraction and processing operations will be subject to all of the hazards and risks normally encountered in the exploration, development and extraction of minerals, as well as those associated with chemical processing and precursor manufacturing. These operational hazards include, but are not limited to:

●	unusual and unexpected geological formations;

●	rock falls and cave-ins;

●	seismic activity;

●	flooding and other hydrological events;

●	damage to or destruction of mines, processing plants and other producing facilities;

●	environmental pollution and consequent liability;

●	mechanical equipment and facility performance problems;

●	industrial accidents;

●	labour disputes;

●	periodic disruptions due to inclement or hazardous weather conditions; and

●	circumstances in which designs intended to mitigate environmental impacts do not perform as anticipated, or in which material properties or quantities vary from predictions, resulting in environmental impacts or additional remediation expense.

Metallurgical characteristics of the Company’s mineral deposits, or the performance of the Company’s processing facilities and equipment, may differ materially from those anticipated based on test work, which could result in lower-than-expected recoveries, higher-than-expected processing costs, or the inability to produce products meeting required specifications. Short-term operational factors, such as the need for orderly development of deposits or the processing of new or different grades of mineralized material, may also have an adverse effect on mining operations and on the Company’s results of operations in any given period.

In addition to the foregoing mining-specific hazards, the Company’s proposed processing operations, including the production of purified phosphoric acid and iron phosphate, involve the use, handling and storage of industrial chemicals that introduce additional operational risks, including the risk of chemical spills, releases or exposure events. These risks are in addition to, and distinct from, those associated with conventional mineral extraction, and may give rise to additional regulatory obligations, remediation liabilities and reputational consequences.

Any of the foregoing events could result in damage to or destruction of the Company’s facilities, injury or loss of life, environmental damage, regulatory consequences and possible legal liability, any of which could have a material adverse effect on the Company’s business, operations and financial condition.

Risks Relating to Reliance on Third-Party Suppliers

To the extent that the Company’s operations depend, in whole or in part, on materials sourced from third parties, the Company will be exposed to risks associated with the availability, quality and cost of such supply. The Company may be unable to secure third-party feedstock or other inputs or materials in sufficient quantities, at acceptable grades, or on commercially acceptable terms. Third-party suppliers may fail to perform their contractual obligations, may experience operational disruptions, or may divert their supply to other customers or markets. Any interruption in the supply of third-party supply could curtail or suspend the Company’s operations, which could have a material adverse effect on the Company’s revenues, results of operations and financial condition.

In addition, the quality and consistency of inputs sourced from third parties may vary and may not meet the specifications required for the production of battery-grade iron phosphate or purified phosphoric acid. Inconsistent inputs quality could result in increased processing costs, reduced yields, product quality issues or the inability to meet customer specifications, any of which could adversely affect the Company’s business and reputation.

Risks Relating to the Production of Battery-Grade Precursor Materials

The production of iron phosphate and purified phosphoric acid for use in the LFP battery supply chain requires adherence to precise chemical specifications and quality standards set by battery manufacturers and their customers. Battery-grade precursor materials are subject to exacting purity, particle size, morphology and consistency requirements, and the failure to consistently meet such specifications could result in the rejection of the Company’s products, the termination of offtake or supply agreements, reputational harm, and loss of customers. The Company may encounter technical difficulties in achieving and maintaining the product quality required for battery applications, particularly in the early stages of processing operations.

The Company has limited or no operating history in the production of chemical precursor materials, and there can be no assurance that its processing technology and operational expertise will be sufficient to produce battery-grade products at commercial scale. The Company may be required to make significant additional investments in process optimization, quality control systems, testing infrastructure and technical personnel in order to meet customer requirements.

D. RISKS RELATING TO REGULATORY, ENVIRONMENTAL AND HEALTH AND SAFETY MATTERS

Risks Relating to Permits, Licences, Approvals and Regulatory Compliance

The Company’s proposed operations encompass two distinct but related activities being the extraction of phosphate from its mineral properties, and the processing of phosphate into battery-grade precursor materials including iron phosphate and purified phosphoric acid, each of which is subject to extensive and overlapping regulatory requirements at the federal, provincial and municipal levels. The successful conduct of both activities is dependent on the Company obtaining and maintaining a broad range of permits, licences, authorizations and approvals, and there can be no assurance that all such approvals will be obtained, that they will be obtained on a timely basis, or that they will be granted without conditions that materially affect the viability of the Company’s operations.

With respect to the Company’s mineral extraction operations, required approvals include, but are not limited to, mining leases and tenure, exploration and development permits, environmental assessment approvals, water licences, power allocation, and permits governing the management of tailings, waste rock and other mining-related disturbances. The granting of such approvals is subject to the discretion of applicable regulatory authorities and government agencies and may be influenced by factors outside the Company’s control, including community and Indigenous consultation requirements, environmental assessment outcomes, changes in government policy, and competing land use considerations.

The construction and operation of facilities producing purified phosphoric acid and other chemical precursor materials involves additional permitting requirements governing industrial facility construction, air emissions, effluent discharge, the handling, storage and transportation of hazardous materials and chemicals, and worker health and safety. These requirements may engage multiple regulatory regimes and authorities, and the process of obtaining all necessary approvals for processing operations may be more time-consuming, costly and uncertain than the Company currently anticipates.

Delays in obtaining required permits, licences or approvals for either the extraction or processing operations, or the imposition of onerous conditions in connection with any such approvals, could materially delay the development or commencement of the Company’s operations, increase capital and operating costs, and adversely affect the Company’s ability to generate revenues. In certain circumstances, required approvals may be refused entirely, which could render one or more aspects of the Company’s proposed operations unviable.

All phases of the Company’s operations are subject to environmental regulations in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards, protection of species at risk, and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of those properties.

Changes in applicable laws or regulations, or in the interpretation or enforcement thereof by regulatory authorities, could impose additional costs, restrictions or obligations on either or both of the Company’s extraction and processing activities. The regulatory landscape governing mining operations, chemical processing and environmental protection is subject to ongoing evolution, and increasingly stringent requirements, particularly with respect to emissions, water use, land disturbance and the handling of industrial chemicals which could cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production, or delays in development or the abandonment of new processing operations or mining properties. Government regulatory developments, including changes to incentive programs, product content requirements, critical minerals policies, and other measures affecting the battery supply chain, could slow the growth of demand for the Company’s products or limit the Company’s ability to generate revenues from its proposed processing operations. The full effect of regulatory change on the Company’s business cannot be accurately predicted and may have a material adverse impact on the Company’s financial condition and results of operations.

Failure by the Company to comply with applicable regulatory requirements in respect of its extraction, processing or other operations could result in enforcement action, orders to cease or modify operations, facility shutdowns, fines, penalties, increased remediation obligations, reputational harm, or the suspension or revocation of permits and licences. Parties engaged in exploration, development, processing and mining operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations, any of which could have a material adverse effect on the Company’s business, results of operations, financial condition and prospects. In addition, officers, directors and employees of the Company may be subject to personal liability in connection with environmental non-compliance.

Risks Relating to Reputation

Reputational damage can result from the actual or perceived occurrence of any number of events, and could include negative publicity with respect to the Company’s handling of environmental matters, its relationships with community groups, the performance of its processing operations, product quality issues, or workplace health and safety incidents, whether or not such publicity is accurate. The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content has made it increasingly easier for individuals and groups to communicate and share opinions regarding the Company and its activities, whether or not such opinions are accurate or well-founded. The Company does not have direct control over how it is perceived by others, and reputational loss could have a material adverse impact on its financial performance, financial condition and growth prospects. Damage to the Company’s reputation could result in decreased investor confidence, increased challenges in developing and maintaining community and Indigenous relations, and an impediment to the Company’s overall ability to advance its mineral properties and processing operations, thereby having a material adverse impact on the Company’s financial performance, financial condition and growth prospects.

Risks Relating to Land Reclamation

Land reclamation requirements are generally imposed on companies conducting mining operations or mineral exploration activities in order to minimize the long-term effects of land disturbance. Reclamation obligations may include requirements to control the dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance landforms and vegetation, among other measures. The nature and extent of reclamation obligations applicable to the Company’s operations will depend on applicable laws and regulations, the terms of any permits and approvals granted to the Company, and the specific characteristics of the land disturbance resulting from the Company’s activities. The cost of reclamation activities may be significant and may increase over time as a result of changes in applicable regulatory requirements or the scope of the Company’s operations. If the Company is required to carry out unanticipated reclamation work, or if reclamation costs exceed current estimates, the Company’s financial position and ability to fund its planned activities could be materially and adversely affected.

Risks Relating to Health and Safety

The Company’s exploration, development, processing and mining operations are subject to potential risks and liabilities arising from accidents that could result in serious injury or death. The occurrence of any such accident could affect the profitability of the Company’s operations, cause interruptions to operations, lead to the suspension or loss of licences and permits, damage the Company’s reputation and its relationships with local communities, adversely affect the Company’s ability to obtain financing, and reduce the perceived appeal of the Company as an employer. Any one or more of these consequences could have a material adverse effect on the Company’s business, financial condition and results of operations.

There is no assurance that the Company will at all times be in full compliance with all applicable health and safety laws and regulations, or that it will hold, and be in full compliance with, all required health and safety permits. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent or delay the Company from proceeding with the development of its operations or the further development of a project. Any non-compliance with applicable health and safety requirements may result in enforcement action, fines, penalties, suspension of operations or reputational harm, any of which could adversely affect the Company’s business, financial condition and results of operations.

Amendments to current laws, regulations and permits governing the health and safety obligations of mining and processing companies, or more stringent implementation or enforcement thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production, or the abandonment or delay of the development of the Company’s mineral properties or processing operations.

Risks Relating to Insurance Coverage

Although the Company maintains insurance to protect against certain risks in amounts that it considers reasonable, its insurance will not cover all of the potential risks associated with its operations. The Company may be unable to maintain insurance or become subject to liability for pollution or other hazards which may not be insured against, or against which the Company may elect not to insure because of premium costs or other reasons. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on its financial performance, results of operations and business outlook.

In addition, despite efforts to attract and retain qualified personnel and consultants, human error and mistakes could result in significant uninsured losses, including but not limited to the loss or forfeiture of mineral claims or other assets for non-payment of fees or taxes, erroneous or incomplete filings or non-fulfilment of other obligations, significant tax liabilities in connection with tax planning efforts, and legal claims arising from errors or mistakes by the Company’s personnel.

E. RISKS RELATING TO MARKET AND INDUSTRY CONDITIONS

Risks Relating to Changes in Battery Technology

Phosphate, and more specifically LFP, is currently a preferred cathode chemistry for certain battery applications, including stationary energy storage systems and electric vehicles. The Company’s business plan and prospects are premised on continued and growing demand for phosphate as a key input in the LFP battery supply chain. However, the battery technology sector is characterized by rapid and ongoing innovation, and there can be no assurance that LFP chemistry will maintain its current or anticipated market position.

Many materials and technologies are actively being researched and developed with the goal of making batteries lighter, more energy-dense, faster charging, longer-lasting and less expensive. Alternative battery chemistries and energy storage technologies that do not rely or rely less upon phosphate are the subject of significant and ongoing research, development and commercialization efforts by academic institutions, battery manufacturers, automotive original equipment manufacturers and technology companies worldwide. Some of these technologies have already achieved limited commercial deployment, and others are expected to reach commercial scale within the medium term.

The Company cannot predict which alternative technologies may ultimately prove to be commercially viable, on what timeline such technologies may be adopted, or the extent to which they may displace LFP chemistry in the Company’s target markets. The rate of adoption of any such alternative technologies will depend on a variety of factors outside the Company’s control, including but not limited to technological breakthroughs, manufacturing scalability, relative cost, performance characteristics, regulatory incentives, supply chain development, and consumer and manufacturer preferences. In addition, advances in battery efficiency or in the reduction of the quantity of phosphate required per battery unit could reduce demand for phosphate even within applications that continue to use LFP chemistry.

If alternative battery technologies are developed, commercialized or adopted at scale, or if demand for LFP batteries otherwise declines or fails to grow as anticipated, demand for and market prices of phosphate could be materially and adversely affected. Any such development could adversely affect the economic feasibility of the Company’s mineral properties, reduce or eliminate the commercial viability of the Company’s mineral reserves and resources, and have a material adverse effect on the Company’s business, results of operations, financial condition and prospects.

Risks Relating to Commodity Prices and Revenue Fluctuations

The Company’s future revenues, cash flows and profitability will be subject to fluctuations in the market prices of phosphate and related products, including iron phosphate and purified phosphoric acid. Such prices are affected by a variety of factors beyond the Company’s control, including interest rate changes, exchange rate changes, international economic and political trends, inflation or deflation, fluctuations in the value of the Canadian dollar and foreign currencies, global and regional supply and demand dynamics, changes in industrial and battery sector demand, and the political and economic conditions of major commodity producing and manufacturing countries throughout the world. A sustained decline in the market price of any of the Company’s proposed products could materially and adversely affect the economic viability of the Company’s integrated extraction and processing operations.

In addition to commodity price risk, the Company may experience significant fluctuations in its quarterly and annual results of operations for a variety of reasons, many of which are outside of its control, including the pace of development of its mineral properties and processing facilities, the timing of commencement of commercial production, variations in the grade and quantity of minerals extracted, and the performance of its processing operations. Such fluctuations in results may cause the Company’s operating performance to fall below the expectations of securities analysts and investors, which could adversely affect the market price of the Company’s common shares and the ability of shareholders to dispose of their shares at a favourable price.

Risks Relating to Competition in Precursor Materials Markets

The market for LFP battery precursor materials, including iron phosphate and purified phosphoric acid, is competitive and is increasingly attracting investment from established chemical companies, mining companies and battery materials manufacturers, many of which have substantially greater financial resources, technical expertise, established customer relationships and operating histories than the Company. The Company may be unable to compete effectively with such participants for customers, supply agreements, technical talent or capital. In addition, existing or new competitors may benefit from lower-cost feedstocks, more advanced processing technology, greater economies of scale, or preferential relationships with battery manufacturers, any of which could adversely affect the Company’s ability to sell its products at commercially acceptable prices.

A significant portion of global iron phosphate and purified phosphoric acid production for battery applications is currently concentrated in jurisdictions that may impose lesser environmental, health and safety, and labour standards than those applicable to the Company’s operations in Canada. Producers operating in such jurisdictions may incur materially lower compliance, remediation and operational costs as a result, and may therefore be able to produce and supply precursor materials at prices with which the Company cannot profitably compete.

In addition, producers of iron phosphate, purified phosphoric acid and other LFP precursor materials in certain foreign jurisdictions may benefit from substantial government subsidies, grants, tax incentives, preferential financing, state-directed investment or other forms of government support that are not available to the Company, or that are available to the Company only to a lesser degree. Such support may allow foreign competitors to price their products below the Company’s cost of production, to invest more aggressively in capacity expansion, or to offer more favourable commercial terms to customers, any of which could materially and adversely affect the Company’s competitive position and the viability of its processing operations. There can be no assurance that Canadian federal or provincial government support programs will be sufficient to offset the competitive advantages enjoyed by foreign producers that benefit from state support.

The market price of iron phosphate and purified phosphoric acid for battery applications may be subject to significant volatility, influenced by global supply and demand dynamics, the pace of EV adoption, the competitive landscape among precursor suppliers, the pricing of substitute materials, and the extent and continuation of foreign government support for competing producers. A decline in the market price of these products, whether driven by competitive pricing from foreign producers or otherwise, could materially and adversely affect the economic viability of the Company’s processing operations.

Risks Relating to Intellectual Property and Processing Technology

The production of battery-grade iron phosphate and purified phosphoric acid may involve proprietary processes, technologies or know-how that are subject to intellectual property protections held by third parties. The Company may be required to obtain and update, from time-to-time, licences for processing technologies, and there can be no assurance that such licences will be available on commercially acceptable terms, or at all. In addition, the Company’s own processing methods, formulations or innovations may not be adequately protectable through patents or other intellectual property rights, and competitors may replicate or improve upon the Company’s processes without liability.

F. RISKS RELATED TO FOREIGN INVESTORS

Risks to Non-Canadian Investors

It may be difficult for securityholders in the United States to enforce actions against the Company and its officers and directors on the basis of U.S. securities law liabilities. The Company is incorporated under the Business Corporations Act (British Columbia). All of the Company’s directors and officers are residents of Canada and all of its assets are located outside of the U.S. Consequently, it may be difficult for U.S. securityholders to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws or other laws of the U.S. In addition, security holders should not assume that the courts of Canada (i) will enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors, or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S., or (ii) will enforce, in original actions, liabilities against the Company, its officers or directors, or such persons predicated upon the U.S. federal securities laws or other laws of the U.S.

Risks Related to Foreign Private Issuer Status

The Company reports under the Exchange Act as a non-U.S. company as a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended. Because the Company qualifies as a foreign private issuer under the Exchange Act, it is exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, the Company is permitted to disclose less comprehensive and less timely compensation information for its executive officers on an individual basis. Further, the Company is not required to comply with Regulation FD, which restricts the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. These exemptions and leniencies reduce the frequency and scope of information and protections afforded to shareholders of a company that is not a foreign private issuer.

The Company may in the future lose foreign private issuer status if a majority of its common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Company under U.S. securities laws as a U.S. domestic issuer will be significantly more than the costs incurred as a Canadian foreign private issuer. If the Company is not a foreign private issuer, it may be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, the Company may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers. Further, if the Company engages in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require the Company to file resale registration statements with the SEC as a condition to any such financing.

G. RISKS RELATING TO THE COMPANY’S SECURITIES

Risks Relating to Share Price Volatility

The market price of the Company’s common shares may be subject to significant volatility in response to fluctuations including in commodity and material prices, the results of the Company’s exploration and development activities, changes in the Company’s financial condition or results of operations, and broader market and industry conditions. There can be no assurance that an active trading market for the Company’s Common Shares will be maintained, or that the market price of the Common Shares will not decline below current levels.

Risks Relating to Dilution and Future Sales of Shares

The Company is authorized to issue an unlimited number of Common Shares. The Company may issue, at its own discretion, and from time to time, additional Common Shares and securities convertible into Common Shares including, but not limited to, rights, warrants, incentive stock options and restricted share units. The issuance of Common Shares may result in dilution to existing shareholders.

Sales of a substantial number of the Company’s securities in the public market could occur at any time. Such sales, or the market perception that holders of a large number of the Company’s securities intend to sell, could reduce the market price of the Company’s securities. A decline in the market price of the securities could impair the Company’s ability to raise additional capital through the sale of securities.

The issuance of shares to shareholders whose investment profile may not be consistent with the Company’s business may lead to significant sales of the Company’s securities, or a perception that such sales may occur, either of which could have a material adverse effect on the market for and the market price of the Company’s securities. The Company is unable to predict the effect that any such sales may have on the then-prevailing market price of its shares.

No Dividends

The Company has not paid any dividends and has no plans to declare or pay dividends in the near future. Any decision to pay dividends will be made by the Board on the basis of the Company’s earnings, financial requirements and other conditions. Accordingly, investors will likely only see a return on their investment if the value of the Company’s securities appreciates.

H. FINANCIAL RISKS

Risks Relating to Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments to which the Company is potentially subject to credit risk consist primarily of cash and cash equivalents, accounts and other receivables, and reclamation deposits. With respect to its processing operations, the Company may also be exposed to credit risk in connection with amounts receivable from customers under offtake and supply agreements. The Company seeks to manage its credit risk with respect to cash and cash equivalents by holding such amounts through major Canadian financial institutions of high credit quality, as determined by recognized rating agencies. There can be no assurance, however, that counterparty defaults will not occur or that the Company will not suffer financial losses as a result of counterparty credit risk.

Risks Relating to Liquidity

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s ability to meet its obligations depends on its ability to generate sufficient cash from its operations or to obtain additional financing on a timely basis. The Company manages its liquidity risk by preparing annual estimates of exploration, development and administrative expenditures and monitoring actual expenditures compared to such estimates, with a view to ensuring that sufficient capital is available to meet ongoing obligations. Despite these measures, there can be no assurance that the Company will have sufficient liquidity to meet all of its financial obligations as they come due, particularly in the event of unanticipated costs or delays in the development of its mineral properties or processing operations, or in the event that additional financing is not available on acceptable terms or at all.

I. OTHER RISKS

Risks Related to Geopolitical Uncertainty

The conflicts in Ukraine and the Middle East, including Iran, and the accompanying international response including the closing of key transportation routes, has been disruptive to the global economy, with increased volatility in commodity markets, including higher material and supply prices, international trade and financial markets, all of which have a trickle-down effect on supply chains. There is substantial uncertainty about the extent to which these conflicts will continue to impact global economic and financial affairs, as the numerous issues arising from these conflicts are ever changing and there is the potential for escalation of these conflicts, or other conflicts within these regions or globally. There is a substantial risk of market and financial turmoil arising from these conflicts which could have a material adverse effect on the economics of the Company and the Company’s ability to operate its business.

Risks Related to Global Financial Conditions

Global financial conditions are, and may in the future be, subject to extreme volatility. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as armed hostilities and economic sanctions. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, instability of certain financial institutions, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, the volatility of commodity prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges, inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global or regional economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to it or at all and reduce demand for its products. In such an event, the Company’s operations and financial condition could be adversely impacted.

Risks Related to Uncertain Trade Policies

The imposition of trade tariffs, particularly by the U.S., or other trade restrictions could have significant repercussions for Canadian businesses and the broader economy. Increased costs of goods and services may contribute to inflation. These tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business. Furthermore, there is a risk that tariffs imposed by the U.S. on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies. Overall, trade policy restrictions create financial uncertainty for companies, disrupt trade relationships, and put downward pressure on economic growth.

Risks Related to Reliance on Key Personnel

The Company relies on a number of key personnel, including directors, management, and key consultants and contractors including geologists, engineers, metallurgists and other personnel with specialized skill and knowledge about the exploration, development and processing industry to, among other things, plan and construct processing facilities and mines, to establish mineral resources and reserves, to carry out environmental and social impact assessments, to acquire access to and maintain required technologies, and to develop the exploration and mineral processing infrastructure. The number of persons skilled in these areas is limited and competition for such persons is intense. As the business grows, the Company may require additional key personnel and there can be no assurance that the Company will be successful in attracting, training, and retaining qualified personnel. If the Company is unable to attract and retain sufficiently trained, skilled or experienced personnel, its business may suffer and it may experience significantly higher staff or contractor costs, which could have a material adverse effect on our operations and financial condition.

The Company cannot be certain that it will be able to retain existing key personnel or that it will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on the Company. The Company is particularly at risk at this stage of its development as it relies on a small management team, the loss of any member of which could cause severe adverse consequences. The Company does not maintain “key person” insurance policies in respect of its key personnel.

Further, the Company’s ability to execute its business plan is dependent in significant part on the performance, expertise and timeliness of third-party service providers. Deficient, negligent or untimely work by any consultant, engineer, contractor or other outside party engaged by the Company could result in cost overruns, construction delays, operational failures, regulatory non-compliance or other adverse outcomes that could have a material adverse effect on the Company’s business, results of operations and financial condition. There can be no assurance that the Company will be able to engage third-party service providers with the necessary expertise on commercially acceptable terms, or that such parties will perform their obligations in a manner that meets the Company’s requirements. The loss of, or inability to replace, key contractors or consultants could materially disrupt the Company’s exploration, development or processing activities.

Risks Related to Conflicts of Interest

Certain directors and officers will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (potentially including mineral companies) and, as a result of these and other activities, such directors and officers may become subject to conflicts of interest from time to time. In addition, the Company’s executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations.

The Company may also become involved in other transactions which conflict with the interests of its directors and officers who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time, these persons may be competing with the Company for available opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Risks Related to Litigation

Legal proceedings may arise, from time to time, with and without merit, in the course of the Company’s business. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. The Company is not currently subject to material litigation, nor has the Company received any indication that any material claims are forthcoming. However, due to the inherent uncertainty of the litigation process, the Company could become involved in material legal claims or other proceedings with other parties in the future. The results of litigation or any other proceedings cannot be predicted with certainty. The cost of defending such claims may take away from management’s time and effort in operating the business of the Company and if the Company is incapable of resolving such disputes favourably, the resulting litigation could have a material adverse impact on the Company’s assets, rights, financial condition, cash flow and results from operations.

Risks Related to Cyber Security

The Company’s operations depend on information technology ("IT") systems. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as damage to physical facilities, natural disasters, terrorism, fire, power loss, cable cuts, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in IT system failures, delays and/or increase in capital expenses. The failure of IT systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. The Company applies risk management controls in line with industry accepted standards to protect its information assets and systems; however, these controls may not adequately protect against cyber security breaches. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on the Company’s forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.